                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
          UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 MICROTEST, INC.
                            (NAME OF SUBJECT COMPANY)

                                 MICROTEST, INC.
                        (NAME OF PERSON FILING STATEMENT)

                                  COMMON STOCK
                                 $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   594941 106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 VINCENT C. HREN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 MICROTEST, INC.
                             4747 NORTH 22ND STREET
                             PHOENIX, ARIZONA 85016
                                 (602) 952-6400
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                         OF THE PERSON FILING STATEMENT)

                                 WITH COPIES TO:

                                STEVEN D. PIDGEON
                                 JOHN W. DORRIS
                              SNELL & WILMER L.L.P.
                               ONE ARIZONA CENTER
                           PHOENIX, ARIZONA 85004-0001
                                 (602) 382-6000

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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FOR IMMEDIATE RELEASE                               CONTACT: WILLIAM R. CROWELL
                                                                 Microtest, Inc.
                                                               Tel: 602-952-6400
                                                   Email: wcrowell@microtest.com


                                     CONTACTS: JASON GOLZ, TY GEORGE, DOUG SHERK
                                                   Morgen-Walke Associates, Inc.
                                                               Tel: 415-439-4532

                    MEDIA: RON HECKMANN, CHRISTOPHER KATIS
                                                               Tel: 415-439-4513

                                                           CONTACT: PAT ALLENDER
                                                             Danaher Corporation
                                                               Tel: 202-828-0850


 MICROTEST, INC. ENTERS INTO AGREEMENT TO BE ACQUIRED BY DANAHER CORPORATION IN
                            $74 MILLION TRANSACTION


COMPANY TO BECOME PART OF FLUKE NETWORKS SUBSIDIARY OF DANAHER CORPORATION


         Phoenix, Arizona, June 13, 2001-- Microtest, Inc. (Nasdaq: MTST) today announced that it has entered into a definitive agreement to be acquired by Danaher Corporation (NYSE: DHR) in an all-cash transaction valued at $8.15 per share, or approximately $74 million. Under the terms of the agreement, Microtest will be combined with Danaher's Fluke Networks subsidiary to become the most comprehensive supplier and foremost expert of the installation, maintenance and monitoring of today's in-premise computer networks. In addition, Microtest announced several strategic actions addressing its Network Appliances & Storage
(NAS) division.

         "By combining our successful Network Test & Measurement (NTM) business with Fluke Networks, we unite two highly complementary companies and the leaders in NTM technology," said Vincent Hren, chief executive officer of Microtest. "The transaction provides a seamless transition to an expanded service offering for our customers. Fluke Networks will maintain the strong Microtest commitment to technology innovation, and our customers will continue to be served through our operations in Phoenix. The transaction is at a significant premium to our current market valuation and provides superior value to our shareholders."
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         "The complementary combination of Microtest and Fluke Networks will strengthen our ability to deliver network solutions, compete more effectively in the marketplace, and better respond to the rapidly changing needs of cabling and networking professionals around the world," indicated Chris Odell, president of Fluke Networks, Inc.

         Recently, Microtest's advisors and board of directors have been evaluating the resources necessary to effectively compete on an ongoing basis in the NAS market. Based on this evaluation, and prior to signing the definitive agreement with Danaher Corporation, Microtest sold its optical NAS product line to a United States-based entity and its Germany-based H+H subsidiary to an employee-led group, and determined to shut down the balance of the NAS operations. Microtest expects to implement a workforce reduction program of approximately 40 employees in conjunction with the NAS restructuring and sale of the Company.

         The transaction, which has been unanimously approved by the board of directors of both companies, is subject to a number of contingencies including regulatory and Microtest shareholder approval. Although the exact timing is uncertain, closing of the transaction is currently expected to occur during the third quarter. SG Cowen has acted as exclusive financial advisor to Microtest and delivered an opinion as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of Microtest.

         Microtest will host a conference call on Wednesday, June 13, 2001 at 11:00 am PDT to discuss the transaction. Interested parties may listen to the call, Webcast live at http://www.microtest.com/MTST/. The Webcast will also be archived for one week at the same Web address.

ABOUT MICROTEST

         Microtest's purpose is to bring people and information together with innovative technology that simplifies evolving networks. Microtest is a leader in network test and measurement products such as OMNIScanner(R)2, PentaScanner(R), Certifiber(R), and OMNIFiber(R). Headquartered in Phoenix, Microtest has international offices in Sydney, Australia; Sao Paulo, Brazil; Beijing, China; Munich, Germany; Guadalajara, Mexico; Singapore; and Crawley, United Kingdom. Information about Microtest can be found on the Web at www.microtest.com.

ABOUT FLUKE NETWORKS, INC.

         Fluke Networks provides award-winning Network SuperVision solutions(TM) that support the installation, analysis and monitoring of enterprise and telecommunications networks and the installation and certification of the fiber and copper cabling forming the backbone for those networks. Headquartered in Everett, Washington, the company has over 400 employees worldwide and distributes its products in

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more than 50 countries. Information about Fluke Networks can be found on the Web at www.flukenetworks.com.

         Investors and security holders are strongly advised to read the Tender Offer Statement on Schedule TO to be filed by Danaher Corporation with the Securities and Exchange Commission (SEC), the Solicitation/Recommendation statement on Schedule 14D-9 to be filed by Microtest with the SEC, and all other documents filed by either company with the SEC in connection with the proposed transaction, when they become available. These documents will contain important information about the proposed transaction. Investors and security holders may obtain a free copy of these statements and other documents filed by Danaher Corporation and Microtest (when available) at the SEC's Website at www.sec.gov. The Tender Offer Statement and related materials may be obtained for free by directing such requests to Danaher Corporation Investor Relations at 202-828-0850. The Solicitation/Recommendation Statement and other documents filed by Microtest may be obtained by directing such requests to Investor Relations, 602-952-6400.

         This press release contains "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by reference to words such as "expect", "believe", "anticipate", "plan" or similar expressions and involve risks and uncertainties, including, but not limited to, insufficient shares being tendered by Microtest's stockholders, the non-occurrence of other conditions required for completion of the tender offer, termination of the proposed transaction pursuant to the terms of the definitive agreement, and delays in the closing date of the proposed transaction. Microtest undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise

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To Microtest Employees:

         Since our founding in 1984, Microtest has strived to achieve our goal to bring people and technology together, and we have been largely successful in this endeavor. Through the hard work and innovative approach of everyone here at Microtest, we have developed a solid portfolio of award winning products and a strong reputation for customer satisfaction. Together, we have gained a respectable level of market acceptance. We must, however, always seek to achieve greater heights. In analyzing Microtest's market position and the resources necessary to achieve our growth and market share objectives, we have decided that it is in the best interests of the Company, shareholders, and our customers, to consider strategic alternatives for Microtest.

         Consistent with this decision, we would like to announce that Microtest has entered into a definitive agreement to be acquired by Danaher Corporation and will become part of its Fluke Networks subsidiary. As a result of the agreement, Microtest's Network Testing & Measurement (NTM) operations will be combined with Fluke Networks to become one of the most comprehensive suppliers of, and foremost experts on, the installation, maintenance and monitoring of today's computer networks.

         We believe that the combination of Microtest and Fluke Networks provides an exciting opportunity for the Company and for the networking industry. Our cultures are complementary, emphasizing innovative technology and customer satisfaction. Fluke Networks will maintain our strong commitment to technology innovation and our customers will continue to be served through our operations in Phoenix.

         This acquisition creates tremendous opportunity for the NTM business, its customers, and our shareholders. Due to Fluke Networks' focus on NTM, however, the transaction does not include our NAS operations. In separate transactions, we have sold the optical NAS business to xStore, Inc. and H+H to an employee group. We are seeking disposition of the hard disk drive product line. Unfortunately, these transactions require a workforce reduction of approximately 40 NAS and shared resource employees. Those employees that are affected by the reduction have already been notified.

         Today's announcement has been approved by the board of directors at both Microtest and Danaher Corporation. Before the transaction can be completed a shareholder vote must take place. We expect the transaction to close during the third quarter. I will be updating you on a weekly basis via email on the progress of this transaction. Be assured, the Microtest's Executive Team is available to answer your questions or concerns, and we will make every effort to make this transition as smooth as possible.

         We believe that the union of Microtest and Fluke Networks represents an exciting opportunity for both our companies and the networking industry. We look forward to integrating our companies over the coming months and taking full advantage of our combined strengths going forward.

Sincerely,

Vincent Hren
President & CEO
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The following is the Microtest/Danaher Acquisition conference call script.

JASON GOLZ, SAFE HARBOR STATEMENT

Thank you operator and good morning everyone. Thank you for joining us to review Danaher Corporation's acquisition of Microtest. If you have not received a copy of the press release, you can access it online at www.microtest.com or call our offices at 415-439-4506 and one will be sent to you. With us on the line to discuss the acquisition are Vince Hren, President and CEO, and William Crowell, Chief Financial Officer. We will begin with some comments from management and open the lines to take your questions. Due to management's schedules, we have allocated 45 minutes for today's call.

Before we begin I would like to make a statement regarding forward-looking remarks that you may hear on the call. During the course of this conference call the Company may make projections or other forward-looking remarks regarding future events or the future financial performance of the Company. We wish to caution you that such statements are predictions and actual events or results may differ materially. Factors that could cause or contribute to such differences include, but are not limited to, insufficient shares being tendered by Microtest stockholders, the non-occurrence of other conditions required for completion of the tender offer, termination of the proposed transaction pursuant to the terms of the definitive agreement, and delays in the closing of the proposed transaction. Investors and security holders are strongly advised to read the Tender Offer Statement on Schedule TO to be filed by Danaher with the SEC, the Solicitation/Recommendation statement on Schedule 14D-9 to be filed by Microtest with the SEC, and all other documents filed by either company with the SEC in connection with the proposed transaction when they become available. When available, these and other documents filed with the SEC can be obtained at www.sec.gov. The Tender Offer Statement and related materials may be obtained from Danaher investor relations at 202-828-0850. The Solicitation/Recommendation Statement and other documents filed by Microtest may be obtained from Microtest investor relations at 602-952-6400.

With all of that said, I would now like to turn the call over to Vince Hren President and CEO of Microtest. Vince?

VINCENT HREN, PRESIDENT AND CEO, OPENING REMARKS

Good morning everyone and thank you for joining us to discuss the acquisition of Microtest by the Danaher Corporation. I am joined today by William Crowell, our chief financial officer.
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For those of you who have been following our company, you are aware that
Microtest has emerged as the technology leader of in-premise network test and measurement. As is often the case, however, having the best technology doesn't necessarily ensure sustainable market leadership. Infrastructure must be built and resources need to be devoted to marketing, sales and business development.

In analyzing the competitive position of our various divisions, we examined our target markets, customer and supplier relationships, current market share figures and our overall financial resources. As a result, we have come to various conclusions regarding each of our separate divisions. 1) Our Test & Measurement, or NTM, division has demonstrated technological leadership, but it is becoming increasingly difficult to extend market reach. 2) Our Network Appliances & Storage, or NAS, division has been innovative, however the highly competitive nature of this market, in addition to the slowdown in IT spending, has had an adverse effect upon this division.

This process led us to the conclusion that it would benefit interested parties, including shareholders, employees, customers, and suppliers, if we considered strategic alternatives for our company. Today, we announced the culmination of our efforts: the acquisition of Microtest by the Danaher Corporation. We will combine two highly complementary companies and leaders in NTM technology, strengthening our ability to compete more effectively in the marketplace.

During today's call, we would like to quickly review some of the basics of the transaction and then make ourselves available to any questions you may have.

As stated in the press release we issued today, we have signed a definitive agreement under which Microtest will be acquired by Danaher Corporation in an all-cash transaction valued at approximately $74 million, or $8.15 per share. This is a significant premium to the current price of our stock, and we feel that this transaction represents the best possible enhancement of shareholder value, from both a short and long-term perspective. The final purchase price represents a 94% premium to the closing stock price on June twelfth. SG Cowen has issued a fairness opinion regarding this acquisition.

The transaction has been approved by the boards of directors of both companies and is subject to several contingencies. These contingencies include both regulatory approval and acceptance of the tender offer by our shareholders. We expect Danaher to promptly launch a tender offer for our common stock with the transaction expected to be completed during the third quarter of 2001.

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Under the terms of the agreement, our NTM operation will be combined with
Danaher's Fluke Networks subsidiary to become one of the most comprehensive leaders in computer network installation, maintenance and monitoring. The Danaher Corporation is a multi-billion dollar company that designs, manufactures, and markets industrial and consumer products in two principal businesses: "Process and Environmental Controls" and "Tools and Components." Danaher's growth strategy includes aggressive new product development, international expansion, and acquisitions. Considering their focus on the advantages of strong brand names, proprietary technology, and leading market positions, the acquisition of Microtest makes perfect sense. Our award winning line of NTM products will complement those of Fluke Networks, providing both our customers and Fluke's with products and services of superior range and depth. It is Fluke Networks' intention to maintain the Microtest commitment to innovative technology and will continue to serve our customers through our NTM operations in Phoenix.

Because of Fluke Networks' focus on network testing and measurement, they have little interest in our NAS business. As you know, this business originated at Microtest as an optical, or CD-ROM business. We have previously reported that the optical NAS market has been migrating to other data storage solutions. In addition, the HDD NAS marketplace has become increasingly competitive. This, coupled with the current down economic cycle has made the outlook for Microtest's sustainable profitability in the NAS segment difficult. In our estimation, the resources necessary to successfully address this market are beyond the original expectations of our investors. Accordingly, prior to the signing of the definitive agreement with Danaher, we have sold our optical NAS product line to xStore, Inc. This company will provide ongoing product and warranty support. We have also sold our H+H subsidiary to an employee group. Both transactions have now been executed. We are shutting down the HDD NAS product line, the outcome of which will result in no change to the valuation offered to Microtest shareholders. We expect a workforce reduction of approximately 40 people in connection with these actions.

Overall, the acquisition of Microtest by Danaher represents an exciting opportunity for the Company, its customers, and its shareholders. We are pleased to align ourselves with a leader in innovative network supervision solutions like Fluke Networks, with the resources of a multi-billion dollar corporation such as Danaher. We look forward to leveraging our combined strengths to further capitalize on the growing market for computer network test and measurement tools. As Microtest becomes more fully integrated into Fluke Networks, we will offer an expanding range of products and services to both our customers and to Fluke's. Finally, this transaction is valued at a significant premium to our current market price. We believe this acquisition presents the best possible enhancement of Microtest shareholder value.

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I would like to close by thanking our employees, customers, and shareholders for making this possible. Bill and I are now available to take any of your questions.





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